FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                       For the month of September, 2003

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........



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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                  GRANITE MORTGAGES 02-1 PLC


                                  By:           /s/ Clive Rakestrow
                                         --------------------------
                                  Name:  L.D.C. Securitisation Director No. 1
                                  Limited by its authorized person Clive
                                  Rakestrow for and on its behalf
                                  Title: Director
Date: 24 October 2003

                                  GRANITE FINANCE FUNDING LIMITED


                                  By:           /s/ Nigel Charles Bradley
                                         --------------------------------
                                  Name:  Nigel Charles Bradley
                                  Title: Director
Date: 24 October 2003

                                  GRANITE FINANCE TRUSTEES LIMITED


                                  By:           /s/ Daniel Le Blancq
                                         ---------------------------
                                  Name:  Daniel Le Blancq
                                  Title: Director
Date: 24 October 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-1 PLC
--------------------------

Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited

and Granite Finance Funding Limited

Period 1 September 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans
------------------------------------------------------------------------------

Number of Mortgage Loans in Pool                          197,330

Current Balance                                    (GBP)14,473,227,470

Last Months Closing Trust Assets                   (GBP)14,304,690,042

Funding share                                      (GBP)13,377,683,781

Funding Share Percentage                                    92.43%

Seller Share*                                     (GBP)1,095,543,689

Seller Share Percentage                                     7.57%

Minimum Seller Share (Amount)*                     (GBP)388,335,108

Minimum Seller Share (% of Total)                           2.68%

Excess Spread last Quarter (% of Total) Annualised          0.45%
------------------------------------------------------------------------------

* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans
------------------------------------------------------------------------------

                   Number     Principal (GBP)  Arrears (GBP)  By Principal (%)
------------------------------------------------------------------------------

< 1 Month         194,673     14,300,318,123      0              98.81%

> = 1 < 3 Months   2,137       142,533,727     797,320            0.98%

> = 3 < 6 Months    417         24,348,897     378,393            0.17%

> = 6 < 9 Months     79          4,669,840     104,518            0.03%

> = 9 < 12 Months    17          1,033,620      54,331            0.01%

> = 12 Months        7            323,263       23,013            0.00%

Total             197,330     14,473,227,470  1,357,575          100.00%
------------------------------------------------------------------------------


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Properties in Possession

------------------------------------------------------------------------------
                           Number      Principal (GBP)      Arrears (GBP)

Total (since inception)      50           2,545,273           101,911
------------------------------------------------------------------------------


Properties in Possession                                        22

Number Brought Forward                                          20

Repossessed (Current Month)                                      2

Sold (since inception)                                          28

Sold (current month)                                             2

Sale Price / Last Loan Valuation                                1.07

Average Time from Possession to Sale (days)                     116

Average Arrears at Sale                                    (GBP)1,988

Average Principal Loss (Since inception)*                   (GBP)586

Average Principal Loss (current month)**                    (GBP)838

MIG Claims Submitted                                             7

MIG Claims Outstanding                                           3

Average Time from Claim to Payment                              56
------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

------------------------------------------------------------------------------
                                  Number                Principal (GBP)


Substituted this period            9,120                (GBP)749,996,189

Substituted to date
  (since 26 March 2001)           281,291               (GBP)21,158,382,835
------------------------------------------------------------------------------


CPR Analysis

------------------------------------------------------------------------------
                                  Monthly               Annualised

Current Month CPR Rate             3.93%                   38.12%

Previous Month CPR Rate            4.45%                   42.03%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months               23.57

Weighted Average Remaining Term (by value) Years           20.02

Average Loan Size                                       (GBP)73,345

Weighted Average LTV (by value)                            74.75%

Weighted Average Indexed LTV (by value)                    61.33%
------------------------------------------------------------------------------


Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                    50.13%

Together (by balance)                                      27.07%

Capped (by balance)                                         2.49%

Variable (by balance)                                      19.52%

Tracker (by balance)                                        0.79%

Total                                                     100.0%
------------------------------------------------------------------------------


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Geographic Analysis

------------------------------------------------------------------------------
                   Number        % of Total      Value (GBP)       % of Total

East Anglia        4,551           2.31%         329,991,866         2.28%

East Midlands      16,127          8.17%         1,036,290,247       7.16%

Greater London     24,398         12.36%         2,835,324,851      19.59%

North              28,160         14.27%         1,402,465,432       9.69%

North West         29,759         15.08%         1,742,588,627      12.04%

South East         31,294         15.86%         3,059,661,427      21.14%

South West         14,209          7.20%         1,130,366,875       7.81%

Wales              9,604           4.87%         549,986,444         3.80%

West Midlands      14,927          7.56%         1,010,238,257       6.98%

Yorkshire          24,301         12.31%         1,376,413,442       9.51%

Total             197,330          100%          14,473,327,470      100%
------------------------------------------------------------------------------


LTV Levels Breakdown

------------------------------------------------------------------------------
                                  Number         Value (GBP)       % of Total

0% < 25%                           5,996         235,915,238          1.63%

> = 25% < 50%                     23,154         1,583,382,025       10.94%

> = 50% < 60%                     15,137         1,238,916,831        8.56%

> = 60% < 65%                      8,778         758,402,359          5.24%

> = 65% < 70%                     10,269         903,135,634          6.24%

> = 70% < 75%                     16,718         1,359,045,449        9.39%

> = 75% < 80%                     13,957         1,293,915,476        8.94%

> = 80% < 85%                     14,810         1,201,286,180        8.30%

> = 85% < 90%                     33,184         2,252,049,754       15.56%

> = 90% < 95%                     40,731         2,783,220,872       19.23%

> = 95% < 100%                    14,454         856,820,986          5.92%

> = 100%                            142           7,236,664           0.05%

Total                             197,330        14,473,327,470      100.0%
------------------------------------------------------------------------------


Repayment Method

------------------------------------------------------------------------------
                                  Number         Value (GBP)       % of Total

Endowment                         34,126         2,383,757,034       16.47%

Interest Only                     14,290         1,596,408,020       11.03%

Pension Policy                      697           66,577,306          0.46%

Personal Equity Plan               1,484         102,760,625          0.71%

Repayment                         146,733        10,323,824,484      71.33%

Total                             197,330        14,473,327,470      100.00%
------------------------------------------------------------------------------


Employment Status

------------------------------------------------------------------------------
                                  Number         Value (GBP)       % of Total

Full Time                         176,735        12,557,058,913      86.76%

Part Time                          2,461         134,601,945          0.93%

Retired                             480           15,920,660          0.11%

Self Employed                     15,733         1,678,905,987       11.60%

Other                              1,921          86,839,965          0.60%

Total                             197,330        14,473,327,470      100.00%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                  5.49%

Effective Date of Change                         1 August 2003
------------------------------------------------------------------------------


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Notes    Granite Mortgages 02-1 plc

------------------------------------------------------------------------------
                Outstanding           Rating          Reference    Margin
                                 Moodys/S&P/Fitch        Rate

Series 1

A1              $75,200,000        Aaa/AAA/AAA         1.21%       0.10%

A2            $1,274,400,000       Aaa/AAA/AAA         1.27%       0.16%

B              $69,700,000          Aa3/AA/AA          1.44%       0.33%

C              $96,500,000         Baa2/BBB/BBB        2.41%       1.30%

Series 2

A            (GBP)460,000,000       Aaa/AAA/AAA        3.61%       0.20%

B            (GBP)16,200,000         Aa3/AA/AA         3.76%       0.35%

C            (GBP)22,500,000        Baa2/BBB/BBB       4.71%       1.30%

D            (GBP)13,000,000        Ba2/BB+/BB+        8.15%       4.50%

Series 3

A           (euro)600,000,000       Aaa/AAA/AAA        5.15%   Fixed to 04/07

B           (euro)21,100,000         Aa3/AA/AA         2.43%       0.30%

C           (euro)29,300,000        Baa2/BBB/BBB       3.43%       1.30%
------------------------------------------------------------------------------


Credit Enhancement
------------------------------------------------------------------------------

                                                        % of Notes Outstanding

Class B Notes ((GBP)Equivalent)          (GBP)78,633,262              3.95%

Class C Notes ((GBP)Equivalent)          (GBP)108,993,167             5.48%

Class D Notes                            (GBP)14,000,000              0.70%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                                                            % of Funding Share

Class B Notes ((GBP)Equivalent)          (GBP)78,633,262              0.59%

Class C Notes ((GBP)Equivalent)          (GBP)108,993,167             0.81%

Class D Notes                            (GBP)14,000,000              0.10%
------------------------------------------------------------------------------

Granite Mortgages 02-1 Reserve Fund
   Requirement                           (GBP)34,372,240              0.26%

Balance Brought Forward                  (GBP)34,372,240              0.26%

Drawings last Quarter                    (GBP)0                       0.00%

Excess Spread last Quarter               (GBP)2,532,737               0.02%

Funding Reserve Fund Top-up
    this Period*                        -(GBP)2,532,737              -0.02%

Current Balance                          (GBP)34,372,240              0.26%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Funding Reserve Balance                  (GBP)23,315,837              0.17%

Funding Reserve %                              0.6%                     NA
------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.